Mail Stop 3628


                                                                      August
29, 2019


    Via E-mail
    Timothy King
    President
    WFN Credit Company, LLC
    One Righter Parkway, Suite 100
    Wilmington, Delaware 19803

                 Re:    WFN Credit Company, LLC, World Financial Network Credit
Card Master
                        Trust and World Financial Network Credit Card Master
Note Trust
                        Form 10-K
                        Filed March 27, 2019
                        File Nos. 333-60418, 333-60418-01 and 333-113669

    Dear Mr. King:

          We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                 After reviewing your response to this comment, we may have additional comments.

                 1. On May 26, 2016, you filed a letter responding to a comment about the applicability of servicing criterion 1122(d)(3)(i)(D). In this letter, you stated that, in future 10-K filings, Comenity Servicing LLC, to the extent it takes responsibility for only clauses
                    (A) through (C) of servicing criterion 1122(d)(3)(i), will explain why clause (D) is not applicable, in a footnote to its assessment. However, the footnote for Item
                    1122(d)(3)(i) in Comenity Servicing LLC's assessment states that Comenity
                    Servicing LLC is only taking responsibility for clauses (A) through (C) but does not explain why clause (D) is inapplicable. Please file an amended Form 10-K with a revised Exhibit 33.2 as discussed in the May 26, 2016 response letter.

            We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Timothy King
WFN Credit Company, LLC
August 29, 2019
Page 2


       Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3850 with any other questions.


                                                         Sincerely,

                                                         /s/ Katherine Hsu

                                                         Katherine Hsu
                                                         Office Chief